FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 06, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Information on the essential fact (event, action) affecting financial and economic activity of the Issuer.

MOBILE TELESYSTEMS OPEN JOINT STOCK COMPANY

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 30.10.2002

Code of the fact (event, action): 0704715A30102002

Full company name of the counterpart: Electrosviaz Open Joint Stock Company, Rostov Region

Place of business of the counterpart: 47 Bratsky Pereulok, Rostov-on-Don, 344082, Russian Federation

Postal address of the counterpart: 47 Bratsky Pereulok, Rostov-on-Don, 344082, Russian Federation

Date of the transaction: 30.10.2002

Description of the transaction: Purchase and sale agreement for 33.33% equity stock in the authorized capital of Dontelecom Closed Joint Stock Company for the total amount of USD 7,500,000.

President	M. A. Smirnov

Information on an essential fact (event, action) affecting financial and economic activity of the Issuer.

MOBILE TELESYSTEMS OPEN JOINT STOCK COMPANY

Place of business: 4, Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 22.10.2002.

Code of the fact (event, action): 0704715A22102002

Full company name of the counterpart: Dresdner Bank ZAO

Place of business of the counterpart: 23, Malaya Morskaya St., Saint Petersburg, 190000, Russian Federation

Postal address of the counterpart: 30, Podsosensky Pereulok, Moscow, 103062, Russian Federation

Date of the transaction: 22.10.2002

Description of the transaction: Amendments to the Guarantee Agreement which secures UDN-900 CJSC obligations for the amount of USD 3,000,000 in the part of extension of MTS OJSC guarantee validity period until 09.04.2004 with regard to UDN-900 CJSC obligations under the Loan Agreement with Dresdner Bank ZAO dated 24.12.2001.

President	M. A. Smirnov

Information on the essential fact (event, action) affecting financial and economic activity of the Issuer.

MOBILE TELESYSTEMS OPEN JOINT STOCK COMPANY

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 25.10.2002

Code of the fact (event, action): 0704715A25102002

Full company name of the counterpart: Dresdner Bank ZAO

Place of business of the counterpart: 23 Malaya Morskaya St., Saint Petersburg, 190000, Russian Federation

Postal address of the counterpart: 30 Podsosensky Pereulok, Moscow, 103062, Russian Federation

Date of the transaction: 25.10.2002

Description of the transaction: MTS OJSC guarantee, which secures Mobile Communication Systems OJSC obligations to Dresdner Bank ZAO under the Loan Agreement dated 01.10.2002 for the amount up to USD 10,000,000.

President	M. A. Smirnov

Information on an essential fact (event, action) affecting financial and economic activity of the Issuer.

MOBILE TELESYSTEMS OPEN JOINT STOCK COMPANY

Place of business: 4, Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 22.10.2002.

Code of the fact (event, action): 1804715A22102002

Full company name of the counterpart: Dresdner Bank ZAO

Place of business of the counterpart: 23, Malaya Morskaya St., Saint Petersburg, 190000, Russian Federation

Postal address of the counterpart: 30, Podsosensky Pereulok, Moscow, 103062, Russian Federation

Date of the transaction: 22.10.2002

Description of the transaction: Amendments to the Guarantee Agreement which secures UDN-900 CJSC obligations for the amount of USD 3,000,000 in the part of extension of MTS OJSC guarantee validity period until 09.04.2004 with regard to UDN-900 CJSC obligations under the Loan Agreement with Dresdner Bank ZAO dated 24.12.2001.

President	M. A. Smirnov

Information on an essential fact (event, action) affecting financial and economic activity of the Issuer.

MOBILE TELESYSTEMS OPEN JOINT STOCK COMPANY

Place of business: 4, Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 29.10.2002.

Code of the fact (event, action): 1804715A29102002

Issuer’s managerial body that adopted a resolution on making a transaction: Board of Directors

Full company name of the counterpart: Rosico Closed Joint Stock Company

Place of business of the counterpart: 29, Gagarinsky Pereulok, Moscow, 109034, Russian Federation

Postal address of the counterpart: 13/14, Vorontsovskaya St., Moscow, 109004, Russian Federation

Date of the transaction: 29.10.2002

Description of the transaction: An agreement pursuant to which MTS OJSC delivers to Rosico CJSC a copy of the software and a license for the use of such software at a price of USD 351,434.40.

President	M. A. Smirnov

Information on an essential fact (event, action) affecting financial and economic activity of the Issuer.

MOBILE TELESYSTEMS OPEN JOINT STOCK COMPANY

Place of business: 4, Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 30.10.2002.

Code of the fact (event, action): 0404715A30102002

Full company name of a legal entity where the Issuer’s share in the authorized capital has changed: Dontelecom Closed Joint Stock Company

Place of business: 19, Kayany St., Rostov-on-Don, 344019, Russian Federation

Postal address: 10, Beregovaya St., Rostov-on-Don, 344002, Russian Federation

Issuer’s share in the authorized capital of the legal entity before the change took place: 66%

Issuer’s share in the authorized capital of the legal entity after the change took place: 100%

Date of such change in the share in the authorized capital: 30.10.2002.

President	M. A. Smirnov

Information on an essential fact (event, action) affecting financial and economic activity of the Issuer.

MOBILE TELESYSTEMS OPEN JOINT STOCK COMPANY

Place of business: 4, Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 10.10.2002.

Code of the fact (event, action): 0904715A10102002

Issuer’s profit before taxation for the quarter preceding the reporting quarter (2nd quarter, 2002) — 3,387,398 thousand roubles.

Issuer’s profit before taxation for the reporting quarter (3rd quarter, 2002) — 4,413,948 thousand roubles.

Absolute change of profit before taxation for the reporting quarter (3rd quarter, 2002)  — 1,026,550 thousand roubles.

Relative change of the profit value — 30.3%

Gain in the Issuer’s profit for the 3rd quarter, 2002 in excess of 10% as compared with the 2nd quarter, 2002 results from growth both in the customer base and in the sales of services.

President	M. A. Smirnov

Chief Accountant	V. I. Kondratiev

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Smirnov
	Name:	Mikhail Smirnov
	Title:	President

Date:       November 06, 2002